UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2026

Commission file number: 001-39738

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Ucommune International Limited

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No. 2 Dongsihuan North Road, Building 1, 4th Floor
Chaoyang District, Beijing 100016
People’s Republic of China
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release
99.2	Notice of Extraordinary General Meeting of Shareholders
99.3	Form of Proxy for Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ucommune International Limited
/s/ Daqing Mao
Daqing Mao
Chairman of the Board

Date: January 8, 2026

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